Exhibit 2.1

CONFIDENTIAL	Execution Version

Dated September 27, 2017

SOMPO INTERNATIONAL HOLDINGS LTD.

- and -

ENDURANCE SPECIALTY HOLDINGS LTD.

STOCK AND ASSET PURCHASE AND SALE AGREEMENT

i

THIS STOCK AND ASSET PURCHASE AND SALE AGREEMENT (this “Agreement”), is made on September 27, 2017

BETWEEN:

(1)	SOMPO INTERNATIONAL HOLDINGS LTD., an exempted company incorporated in Bermuda (“SIH”); and

(2)	ENDURANCE SPECIALTY HOLDINGS LTD., an exempted company incorporated in Bermuda (“ESH”).

RECITALS:

WHEREAS, ESH has determined that it is in the best interests of ESH and its shareholder to sell all of its assets and liabilities to SIH other than the Excluded Assets and Excluded Liabilities;

WHEREAS, ESH owns all of the issued and outstanding (i) ordinary shares, US$1.00 par value per share, of Endurance Specialty Insurance Ltd., an exempted company incorporated in Bermuda (the “ESI Stock”); (ii) common shares, US$1.00 par value per share, of Blue Capital Management Ltd., an exempted company incorporated in Bermuda (the “BCM Stock”); and (iii) ordinary shares of, £1 par value per share, of Endurance Global Weather Risk Advisors Limited, a company organized under the laws of England and Wales (the “EGWRA Stock” and, together with the ESI Stock and the BCM Stock, the “Shares”); and

WHEREAS, ESH has determined that it is in the best interests of ESH and its shareholder to sell to SIH, and SIH wishes to purchase from ESH, the Purchased Assets (as defined below) and the Shares and, in connection therewith, SIH is willing to assume the Assumed Liabilities (as defined below), all upon the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the premises and the mutual agreements and covenants hereinafter set forth, and intending to be legally bound, ESH and SIH hereby agree as follows:

1.	DEFINITIONS

1.1	Certain Defined Terms

In this Agreement:

“Accounts Payable” means any and all accounts payable and liabilities, obligations and commitments of ESH whether or not in the ordinary course, as at the Closing Date, together with any unpaid financing charges accrued thereon, regardless of when asserted, billed or imposed other than as specifically provided in the Excluded Liabilities;

“Accounts Receivable” means any and all accounts receivable, including those from customers, service providers, Affiliates or subsidiaries of ESH whether or not in the ordinary course, as at the Closing Date, together with any unpaid financing charges accrued thereon;

“Action” means any claim, action, suit, arbitration, inquiry, proceeding or investigation by or before any Governmental Authority;

“Affiliate” means, in relation to any person, any other person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such person; provided, that for purposes of this Agreement, SIH and ESH shall not be deemed to be Affiliates of each other, and after the Closing, no ESH Subsidiary shall be deemed an Affiliate of ESH;

“Agreement” has the meaning given to such term in the Preamble;

“Ancillary Agreements” means the Bill of Sale and Assumption Agreements, Assignment of Lease, Assignment of Intellectual Property and any other agreements entered into by ESH and SIH pursuant to this Agreement;

“Assignment of Intellectual Property” means the Assignment of Intellectual Property to be executed by ESH and SIH at the Closing, a form of which is attached hereto as Exhibit 2;

“Assignment of Lease” means the Assignment of Lease to be executed by ESH and SIH at the Closing with respect to the Leased Real Property;

“Assumed Liabilities” has the meaning given to such term in Clause 2.2.1;

“BCM Stock” has the meaning given to such term in the Recitals;

“Bill of Sale and Assumption Agreement” means the Bill of Sale and Assumption Agreement to be executed by the parties at the Closing, a form of which is attached hereto as Exhibit 3;

“Business” means the business of ESH and the ESH Subsidiaries as conducted on the date hereof;

“Closing” has the meaning given to such term in Clause 2.4;

“Closing Date” has the meaning given to such term in Clause 2.4;

“control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more persons, means the possession, directly or indirectly or as trustee, personal representative or executor, of the power to direct or cause the direction of the affairs or management of a person, whether through the ownership of voting securities, as trustee, personal representative or executor, by contract, credit arrangement or otherwise;

“Credit Agreement” means the Credit Agreement and the related ancillary agreements, dated as of March 23, 2016 (as amended from time to time), by and among ESH, each Designated Subsidiary Borrower (as defined in the Credit Agreement), JPMorgan Chase Bank, N.A., as Administrative Agent and Deutsche Bank Trust Company Americas, as Collateral Agent under the Security Agreement (as defined in the Credit Agreement), and the lending institutions party thereto, together with the Credit Documents (as defined in such Credit Agreement);

“EGWRA Stock” has the meaning given to such term in the Recitals;

“Encumbrance” means any security interest, pledge, hypothecation, mortgage, lien or encumbrance, other than any licenses of Intellectual Property;

“ESH” has the meaning given to such term in the Preamble;

“ESH Subsidiaries” means all of the direct and indirect subsidiaries of ESH as of the Closing Date;

“Excluded Assets” has the meaning given to such term in Clause 2.1.3;

“Excluded Liabilities” has the meaning given to such term in Clause 2.2.2;

“ESH Indemnitees” has the meaning given to such term in Clause 6.2;

“ESI Stock” has the meaning given to such term in the Recitals;

“Governmental Authority” means any federal, national, supranational, state, provincial, local or other government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal, or judicial or arbitral body;

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority;

“Indemnifying Party” means ESH pursuant to Section 6.3 or SIH pursuant to Section 6.2, as the case may be;

“Indemnitee” means an ESH Indemnitee or an SIH Indemnitee, as the case may be;

“Information” means information in written, oral, electronic or other tangible or intangible forms, stored in any medium, including studies, reports, records, books, contracts, instruments, surveys, discoveries, ideas, concepts, know how, techniques, designs, specifications, drawings, blueprints, diagrams, models, prototypes, samples, flow charts, data, computer data, disks, diskettes, tapes, computer programs or other software, marketing plans, customer names, communications by or to attorneys (including attorney-client privileged communications), memoranda and other materials prepared by attorneys or under their direction (including attorney work product), and other technical, financial, employee or business information or data;

“Intellectual Property” means (a) patents and patent applications, (b) trademarks, service marks, trade names, trade dress and domain names, together with the goodwill associated exclusively therewith, (c) copyrights, including copyrights in computer software, (d) confidential and proprietary information, including trade secrets and know-how, and (e) registrations and applications for registration of the foregoing;

“Law” means any federal, national, supranational, state, provincial, local or similar statute, law, ordinance, regulation, rule, code, order, requirement or rule of law (including common law);

“Leased Real Property” means the real property leased by ESH at Waterloo House, 100 Pitts Bay Road, Pembroke, Bermuda together with any improvements currently or hereafter located thereon, all fixtures, systems, equipment and items of personal property of ESH attached or appurtenant thereto and all easements, licenses, rights and appurtenances relating to the foregoing.

“Liabilities” means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or determinable, including those arising under any Law, Action or Governmental Order and those arising under any contract, agreement, arrangement, commitment or undertaking;

“Losses” means all losses, liabilities, costs (including legal costs and experts’ and consultants’ fees), charges, expenses, actions, proceedings, claims and demands;

“Purchased Assets” has the meaning given to such term in Clause 2.1.2;

“Purchase Price” has the meaning given to such term in Clause 2.3.1;

“Shares” has the meaning given to such term in the Recitals;

“SIH” has the meaning given to such term in the Preamble;

“SIH Indemnitees” has the meaning given to such term in Clause 6.3;

“SIH Note” has the meaning given to such term in Clause 2.3.1;

“Third Party Claim” has the meaning given to such term in Clause 6.4.1;

“Transactions” has the meaning given to such term in Clause 2.4;

“Transferred Contracts” means all contracts, agreements, instruments, licenses, sublicenses, leases, subleases, commitments, and sales and purchase orders of ESH, including the contracts listed on Schedule 1 and Transferred IP Agreements;

“Transferred Intellectual Property” means all Intellectual Property owned by ESH; and

“Transferred IP Agreements” means all licenses of Intellectual Property granted to ESH.

1.2	Interpretation

In this Agreement, unless the context otherwise requires:

1.2.1	references to this Agreement or any other document in the agreed form or in the agreed terms, or to a provision in this Agreement or such other document, shall be construed as a reference to this Agreement or such other document as varied, modified or supplemented in accordance with the terms hereof;

1.2.2	references to recitals, paragraphs, clauses, exhibits and schedules and sub-divisions of them, unless the context otherwise requires, are references to the Recitals, paragraphs, and Clauses of, and Exhibits to, and Schedules to, this Agreement and sub-divisions of them respectively and the Recitals, Exhibits and Schedules to this Agreement form part of it;

1.2.3	references to a “person” include any individual, company, body corporate, corporation, firm, partnership, joint venture, association, organisation, institution, trust or agency, whether or not having a separate legal personality;

1.2.4	headings are inserted for convenience only and shall be ignored in construing this Agreement; and

1.2.5	the words “including”, “include”, “in particular” and words of similar effect shall not be deemed to limit the general effect of the words which precede them and the definitions of terms herein shall apply equally to the singular and plural forms of the terms defined.

2.	PURCHASE AND SALE; CLOSING

2.1	Purchase and Sale of the Shares and the Assets

2.1.1	Upon the terms and subject to the conditions of this Agreement, at the Closing, ESH shall sell, transfer, convey and deliver, or cause to be sold, transferred, conveyed and delivered, to SIH, the Shares, and SIH shall purchase the Shares.

2.1.2	Upon the terms and subject to the conditions of this Agreement, at the Closing, ESH shall sell, assign, transfer, convey and deliver to SIH, and SIH shall purchase from ESH, all of ESH’s right, title and interest in and to all of the assets, properties, rights and claims of ESH, other than the Excluded Assets (the “Purchased Assets”), including the following:

(i)	the Business as a going concern;

(ii)	all tangible personal property used or held for use by ESH;

(iii)	the furniture, fixtures, equipment, machinery, vehicles and other tangible property used or held for use by ESH;

(iv)	the leasehold interest in a fraction interest in a Challenger 650 aircraft (serial number 6058, N211QS), pursuant to the Amended and Restated Trust Agreement, dated as of December 10, 2015, by and between ESH and Wilmington Trust Company, a Delaware trust company;

(v)	all rights of ESH in respect of the Leased Real Property;

(vi)	all Accounts Receivable of ESH;

(vii)	all intangible assets and goodwill of ESH

(viii)	all municipal, state and federal franchises, permits, licenses, agreements, waivers and authorizations or those of any applicable Governmental Authority held or used by ESH in connection with, or required for, the Business (to the extent transferable);

(ix)	the books of account, general, financial, tax and personnel records, invoices, correspondence and other documents, records and files and any rights thereto owned, associated with or employed by ESH;

(x)	all Transferred Intellectual Property and Transferred IP Agreements;

(xi)	the benefit (so far as the same can be lawfully assigned or transferred to or held in trust for SIH) of all claims, causes of action, choses in action, rights of recovery of rights of setoff of any kind (including rights to insurance proceeds and rights under and pursuant to all warranties, representations and guarantees made by suppliers of products, materials or equipment) pertaining to, arising out of and inuring solely to the benefit of ESH;

(xii)	all sales and promotional literature, customer lists and other sales related materials owned, used, associated with or employed by ESH;

(xiii)	all Transferred Contracts and all rights of ESH thereunder; and

(xiv)	all of ESH’s right, title and interest at Closing in, to and under all other assets, rights and claims of every kind and nature.

2.1.3	Notwithstanding anything in Clause 2.1.2 or 2.2.1 to the contrary, the Purchased Assets shall exclude the following assets owned by ESH (the “Excluded Assets”):

(i)	cash equal to US$236,151,250;

(ii)	the company seal, minute books, charter documents, stock or equity record books and such other books and records as pertain to the organization, existence or capitalization of ESH;

(iii)	all rights of ESH under this Agreement and the Ancillary Agreements;

(iv)	all claims, defenses, causes of action, choses in action, rights of recovery for reimbursement, contribution, refunds, indemnity or other similar payment recoverable by ESH from or against any third party to the extent relating to any Excluded Liabilities;

(v)	any contracts, agreements, instruments, licenses, sublicenses or commitments listed on Schedule 2.1.3; and

(vi)	any shares of ESH.

2.2	Assumption and Exclusion of Liabilities

2.2.1	Upon the terms and subject to the conditions set forth in this Agreement, SIH shall, from and after the Closing, assume and agree to pay, perform, satisfy, fulfil and discharge when due, any and all of the Liabilities of ESH, other than the Excluded Liabilities set forth in Clause 2.2.2 below (the “Assumed Liabilities”). The Assumed Liabilities include the following:

(i)	all Liabilities of ESH arising under the Transferred Contracts and the Transferred IP Agreements whether arising prior to, on or after the Closing Date;

(ii)	all Accounts Payable of ESH, whether arising prior to, on or after the Closing Date other than with respect to the agreements listed on Schedule 2.1.3 and the Excluded Liabilities; and

(iii)	all Liabilities of ESH that SIH expressly has assumed or agreed to pay, or be responsible for, pursuant to the terms of this Agreement or of any Ancillary Agreement.

2.2.2	Notwithstanding anything in Clause 2.1.2 to the contrary, ESH shall retain, and shall be responsible for paying, performing, satisfying, fulfilling and discharging when due, and SIH shall not assume or have any responsibility for, the following Liabilities (the “Excluded Liabilities”):

(i)	all Liabilities relating to or arising out of the Excluded Assets and the agreements listed on Schedule 2.1.3; and

(ii)	all Liabilities relating to or arising out of ESH’s obligations under this Agreement and the Ancillary Agreements.

2.3	Purchase Price

2.3.1	The purchase price for the Shares and the Purchased Assets shall be an amount equal to US$6,618,762,323 (the “Purchase Price”). Payment of the Purchase Price shall be made by SIH in the form of a note substantially in the form attached hereto as Exhibit 1 (the “SIH Note”).

2.4	Closing

Subject to the terms and conditions of this Agreement, the consummation of the sale and purchase of the Shares and Purchased Assets, the assumption of the Assumed Liabilities and the transactions contemplated by this Agreement and the Ancillary Agreements (the “Transactions”) shall take place at a closing (the “Closing”) to be held at the offices of Shearman & Sterling LLP, 599 Lexington Avenue, New York, New York concurrently or promptly following the satisfaction or waiver of the conditions to the obligations of the parties hereto set forth in Clause 5.1 occurs or at such other place or at such other time or on such other date as ESH and SIH may mutually agree upon in writing (such date, the “Closing Date”).

2.5	Closing Deliveries by ESH

At the Closing, ESH shall deliver or cause to be delivered to SIH:

2.5.1	executed originals of the Bill of Sale and Assumption Agreements, Assignment of Lease, the Assignment of Intellectual Property, and such other instruments, in form and substance reasonably satisfactory to SIH, as may be reasonably requested by SIH to effect the transfer of the Purchased Assets to SIH or evidence such transfer on the public records, in each case duly executed by ESH; and

2.5.2	executed originals of each Ancillary Agreement to which ESH is a party other than the Ancillary Agreements delivered pursuant to Clause 2.5.1.

2.6	Closing Deliveries by SIH

At the Closing, SIH shall deliver or cause to be delivered to ESH:

2.6.1	the SIH Note;

2.6.2	executed originals of the Bill of Sale and Assumption Agreements, Assignment of Lease, the Assignment of Intellectual Property, and such other instruments, in form and substance reasonably satisfactory to ESH, as may be reasonably requested by ESH to effect the assumption by SIH of the Assumed Liabilities and to evidence such assumption on the public records;

2.6.3	executed originals of each Ancillary Agreement to which SIH is a party other than the Ancillary Agreements delivered pursuant to Clause 2.6.2.

2.7	Delayed Assets

2.7.1	Subject to Clause 5.1.5, if, following the satisfaction or waiver of all the other Conditions Precedent, ESH cannot transfer any Purchased Asset by Closing the Parties shall nevertheless proceed with the Closing, in respect of the remaining Purchased Assets.

2.7.2	Pursuant to Clause 2.7.1 above, as of Closing any Purchased Assets which cannot be transferred, or which are not to be transferred, shall be dealt with in accordance with Clause 2.8 and Clause 4.2.

2.8	Assignment of Certain Purchased Assets

Notwithstanding any other provision of this Agreement to the contrary, this Agreement shall not constitute an agreement to assign or transfer any Purchased Asset or any claim or right or any benefit arising thereunder or resulting therefrom if an attempted assignment or transfer thereof, without the consent, approval or authorization of a third party, would constitute a breach or other contravention thereof or would in any way adversely affect the rights of ESH, any ESH Subsidiary or SIH thereto or thereunder. Subject to Clause 4.1, ESH shall cooperate with SIH in attempting to obtain such consent, approval or authorization as promptly as practicable following the date hereof. If any such consent, approval or authorization is not obtained prior to the Closing Date, or if an attempted transfer or assignment thereof would be ineffective or would adversely affect the rights of ESH or any ESH Subsidiary thereto or thereunder so that SIH would not in fact receive all such rights following the Closing, ESH and SIH shall, subject to Clause 4.1, cooperate in a mutually agreeable arrangement under which SIH would obtain the benefits and assume the obligations and bear the economic burdens associated with such Purchased Asset in accordance with this Agreement, including through an arrangement under which ESH would, to the extent that it is lawfully able to do so, (i) subcontract, sublicense or sublease its rights in respect of such Purchased Asset to SIH, or (ii) enforce for the benefit of SIH, at SIH’s cost and expense, any and all of its rights against a third party associated with such Purchased Asset, and ESH would promptly pay to SIH all monies received by it in respect of any such Purchased Asset.

2.9	Novation of Assumed Liabilities

Each of ESH and SIH, at the request of the other, shall use its commercially reasonable efforts to obtain, or to cause to be obtained, any consent, substitution, approval or amendment required to novate or assign to SIH all obligations under agreements, leases, licenses and other obligations or Liabilities of any nature whatsoever that constitute the Assumed Liabilities, or to obtain in writing the unconditional release of all parties to such arrangements other than SIH or any of its Affiliates, so that, in any such case, SIH and/or its Affiliates will be responsible for such Liabilities; provided, however, that any legal fees or other administrative costs associated with obtaining such consents, approvals, substitution, amendments and releases shall be borne by SIH.

3.	REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties

3.1.1	Each of ESH (on behalf of itself and each of the ESH Subsidiaries) and SIH (on behalf of itself and each of its Affiliates) understands and agrees that, except as expressly set forth herein or in any Ancillary Agreement, no party to this Agreement, any Ancillary Agreement or any other agreement or document contemplated by this Agreement, is representing or warranting in any way, express or implied, (i) as to the Shares, Purchased Assets or Assumed Liabilities transferred or assumed as contemplated hereby or thereby, (ii) as to any consents required in connection therewith, (iii) as to the value or freedom from any Encumbrances of, or any other matter concerning, any Shares or Purchased Assets of such party, (iv) as to the absence of any defenses or right of setoff or freedom from counterclaim with respect to any claim or other Purchased Asset, including any Accounts Receivable, of any party, or (v) as to the legal sufficiency of any assignment, document or instrument delivered hereunder to convey title to any Shares or Purchased Asset or thing of value upon the execution, delivery and filing hereof or thereof. Except as may expressly be set forth herein or in any Ancillary Agreement, all such Shares, Purchased Assets and Assumed Liabilities are being transferred and assigned on an “as is”, “where is” basis.

4.	ADDITIONAL AGREEMENTS

4.1	Third Party Consents

SIH and ESH shall use commercially reasonable efforts to obtain any consent, approval or authorizations that may be required from any third party in connection with the Transactions; provided that neither SIH nor ESH shall be required to compensate any third party, commence or participate in litigation or offer or grant any accommodation (financial or otherwise) to any third party to obtain any such consent or approval.

4.2	Further Action

4.2.1	SIH and ESH shall use commercially reasonable efforts to take, or cause to be taken, all appropriate action, to do or cause to be done all things necessary, proper or advisable under applicable Law, and to execute and deliver such documents and other papers, as may be required to carry out the Transactions.

4.2.2	If any such consent as is referred to in Clause 4.1 is not obtained prior to the Closing Date and prevents the Closing from occurring, the Parties shall continue to use commercially reasonable efforts to effect the Transactions as soon as practicable and implement all reasonable measures agreed between the parties to effect such Transactions until such time as the Closing can be effected.

4.2.3	If, after the Closing Date, ESH receives any funds that are the property of SIH or its Affiliates, ESH shall remit any such funds promptly to SIH or such Affiliate.

4.2.4	If, after the Closing Date, ESH or SIH identifies any Purchased Asset that was not previously assigned or otherwise transferred by ESH to SIH or its designee, then ESH shall promptly assign and transfer the applicable Share or Purchased Asset to SIH or its designee for no additional consideration, subject to the terms and conditions of this Agreement.

4.2.5	If, after the Closing Date, ESH or SIH identifies any Excluded Asset that was erroneously assigned or otherwise transferred by ESH to SIH or its designee, then SIH shall promptly assign and transfer such Excluded Asset to ESH or its designee for no additional consideration, subject to the terms and conditions of this Agreement.

5.	CONDITIONS TO CLOSING

5.1	Conditions Precedent to the Closing

The obligations of the parties to consummate the Closing shall be subject to the following conditions, which conditions may be conclusively waived by mutual agreement of ESH and SIH:

5.1.1	the receipt of all required regulatory approvals with respect to the transaction as set forth on Schedule 5.1.1;

5.1.2	entering into supplemental indentures with The Bank of New York Mellon as Trustee with respect to (i) the indenture dated as of July 15, 2003, between Montpelier Re Holdings Ltd., as issuer, and the Trustee and (ii) the indenture dated as of July 15, 2005 between ESH, as issuer and the Trustee;

5.1.3	the required consents of the requisite financial institutions under the Credit Agreement to (i) the addition of SIH to the Credit Agreement and the release of ESH from the Credit Agreement or (ii) the addition of SIH to the Credit Agreement with ESH remaining a Parent Borrower (as defined in the Credit Agreement);

5.1.4	each Ancillary Agreement shall have been duly executed and delivered by each party thereto, or shall be duly executed and delivered by each party thereto concurrently with the Closing; and

5.1.5	this Agreement shall not have been terminated.

6.	MUTUAL RELEASES; INDEMNIFICATION

6.1	Release of Pre-Closing Claims

6.1.1	Except as provided in Clause 6.1.3 and Clause 6.3, effective as of the Closing, SIH does hereby release and forever discharge ESH and all persons who at any time prior to the Closing have been shareholders, directors, officers, managers, members or agents of ESH or any ESH Subsidiary (in each case, in their respective capacities as such), and their respective heirs, executors, administrators, successors and assigns, from any and all Liabilities whatsoever, whether at law or in equity (including any right of contribution), whether arising under any contract or agreement, by operation of law or otherwise, existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed in each case on or before the Closing.

6.1.2	Except as provided in Clause 6.1.3 and Clause 6.2, effective as of the Closing, ESH does hereby release and forever discharge SIH and its Affiliates, and all persons who at any time prior to the Closing have been shareholders, directors, officers, managers, members or agents of SIH or any of its Affiliates (in each case, in their respective capacities as such), and their respective heirs, executors, administrators successors and assigns, from any and all Liabilities whatsoever, whether at law or in equity (including any right of contribution), whether arising under any contract or agreement, by operation of law or otherwise, existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed in each case on or before the Closing.

6.1.3	Nothing contained in Clause 6.1.1 or Clause 6.1.2 shall impair any right of any person to enforce this Agreement, any Ancillary Agreement or any related agreement, arrangement, commitment or understanding, in each case in accordance with its terms. Nothing contained in Clause 6.1.1 or Clause 6.1.2 shall release any person from:

(i)	any Liability provided in or resulting from any Ancillary Agreement;

(ii)	any Liability assumed, transferred, assigned or allocated to such person in accordance with this Agreement or any Ancillary Agreement;

(iii)	any Liability that the parties may have with respect to indemnification or contribution pursuant to this Agreement for claims brought against the parties by third persons, which Liability shall be governed by the provisions of this Clause 6 and, if applicable, the appropriate provisions of the Ancillary Agreements; or

(iv)	any Liability the release of which would result in the release of any person other than a person released pursuant to this Clause 6.1.

6.1.4	SIH shall not make any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification, against ESH with respect to any Liabilities released pursuant to Clause 6.1.1. ESH shall not make any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification against SIH with respect to any Liabilities released pursuant to Clause 6.1.2.

6.1.5	It is the intent of each of ESH and SIH, by virtue of the provisions of this Clause 6.1, to provide for a full and complete release and discharge of all Liabilities existing or arising from all acts and events occurring or failing to occur or alleged to have occurred or to have failed to occur and all conditions existing or alleged to have existed in each case on or before the Closing, between or among SIH, on the one hand, and ESH, on the other hand (including any contractual agreements or arrangements existing or alleged to exist between or among any such persons on or before the Closing), except as expressly set forth in Clause 6.1.3.

6.2	Indemnification by SIH

SIH shall indemnify, defend and hold harmless ESH, each ESH Subsidiary and each of their respective directors, officers, managers, members and employees, and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “ESH Indemnitees”), from and against any and all Liabilities of the ESH Indemnitees relating to, arising out of or resulting from any of the following items (without duplication and including any such Liabilities asserted by way of setoff, counterclaim or defense or enforcement of any Encumbrance):

6.2.1	the failure of SIH to pay, perform or otherwise promptly discharge any Assumed Liabilities in accordance with their respective terms, whether on, prior to or after the Closing; and

6.2.2	any Losses which ESH may suffer by reason of ESH taking any reasonable action to avoid, resist or defend against any Liabilities referred to in Clause 6.2.1.

Notwithstanding anything to the contrary herein, in no event will any ESH Indemnitee have the right to seek indemnification from SIH with respect to any claim or demand against ESH for the satisfaction of the Excluded Liabilities.

6.3	Indemnification by ESH

ESH shall indemnify, defend and hold harmless SIH, each of its Affiliates and each of their respective directors, officers, managers, members and employees, and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “SIH Indemnitees”), from and against any and all Liabilities of the SIH Indemnitees relating to, arising out of or resulting from any of the following items (without duplication and including any Liabilities asserted by way of setoff, counterclaim or defense or enforcement of any Encumbrance):

6.3.1	the failure of ESH to pay, perform or otherwise promptly discharge any Excluded Liabilities, whether on, prior to or after the Closing;

6.3.2	any material breach by ESH of this Agreement or any Ancillary Agreement that does not contain its own indemnification provisions; and

6.3.3	any Losses which SIH may suffer by reason of SIH taking any reasonable action to avoid, resist or defend against any Liabilities referred to in Clause 6.3.1.

Notwithstanding anything to the contrary herein, in no event will any SIH Indemnitee have the right to seek indemnification from SIH with respect to any claim or demand against ESH for the satisfaction of the Assumed Liabilities.

6.4	Procedures for Indemnification of Third Party Claims

6.4.1	If an Indemnitee shall receive notice or otherwise learn of the assertion by a person (including any Governmental Authority) who is not SIH, an Affiliate of SIH, ESH or any ESH Subsidiary of any claim or of the commencement by any such person of any Action (collectively, a “Third Party Claim”) with respect to which an Indemnifying Party may be obligated to provide indemnification to such Indemnitee pursuant to Clause 6.2 or Clause 6.3, or any other Clause of this Agreement, such Indemnitee shall give such Indemnifying Party written notice thereof as soon as reasonably practicable after becoming aware of such Third Party Claim. Any such notice shall describe the Third Party Claim in reasonable detail and shall not admit, compromise, settle, discharge or otherwise deal with such claim without the prior agreement of the Indemnifying Party. Notwithstanding the foregoing, the failure of any Indemnitee or other person to give notice as provided in this Clause 6.4.1 shall not relieve the related Indemnifying Party of its obligations under this Clause 6, except to the extent that such Indemnifying Party is actually prejudiced by such failure to give notice.

6.4.2	An Indemnifying Party may elect to defend (and, unless the Indemnifying Party has specified any reservations or exceptions, to seek to settle or compromise, so long as such settlement or compromise contains an unconditional release of each Indemnitee, whether or not a party to such Third Party Claim), at such Indemnifying Party’s own expense and by such Indemnifying Party’s own counsel, any Third Party Claim. Within 20 days after the receipt of notice from an Indemnitee in accordance with Clause 6.4.1 (or sooner, if the nature of such Third Party Claim so requires), the Indemnifying Party shall notify the Indemnitee of its election whether the Indemnifying Party will assume responsibility for defending such Third Party Claim, which election shall specify any reservations or exceptions. After notice from an Indemnifying Party to an Indemnitee of its election to assume the defense of a Third Party Claim, such Indemnitee shall have the right to employ separate counsel and to participate in (but not control) the defense, compromise, or settlement thereof, but the fees and expenses of such counsel shall be the expense of such Indemnitee.

6.4.3	In connection therewith the Indemnitee shall make or procure to be made available to the Indemnifying Party or its duly authorized agents on reasonable notice during normal business hours all relevant books of account, records and correspondence relating to the Business which are in the possession of the Indemnitee (and shall permit the Indemnifying Party to take copies thereof) for the purposes of enabling the Indemnifying Party to ascertain or extract any information relevant to the claim.

6.4.4	If an Indemnifying Party elects not to assume responsibility for defending a Third Party Claim, or fails to notify an Indemnitee of its election as provided in Clause 6.4.2, such Indemnitee may defend such Third Party Claim at the cost and expense of the Indemnifying Party.

6.4.5	Unless the Indemnifying Party has failed to assume the defense of the Third Party Claim in accordance with the terms of this Agreement, no Indemnitee may settle or compromise any Third Party Claim without the consent of the Indemnifying Party.

6.4.6	No Indemnifying Party shall consent to entry of any judgment or enter into any settlement of any Third Party Claim unless the settlement involves only monetary relief which the Indemnifying Party has agreed to pay and includes a full and unconditional release of the Indemnitee.

6.5	Additional Matters

6.5.1	Any claim on account of a Liability which does not result from a Third Party Claim shall be asserted by written notice given by the Indemnitee to the related Indemnifying Party. Such Indemnifying Party shall have a period of 30 days after the receipt of such notice within which to respond thereto. If such Indemnifying Party does not respond within such 30-day period, such Indemnifying Party shall be deemed to have refused to accept responsibility to make payment. If such Indemnifying Party does not respond within such 30-day period or rejects such claim in whole or in part, such Indemnitee shall be free to pursue such remedies as may be available to such party as contemplated by this Agreement.

6.5.2	In the event of payment by or on behalf of any Indemnifying Party to any Indemnitee in connection with any Third Party Claim, such Indemnifying Party shall be subrogated to and shall stand in the place of such Indemnitee as to any events or circumstances in respect of which such Indemnitee may have any right, defense or claim relating to such Third Party Claim against any claimant or plaintiff asserting such Third Party Claim or against any other person. Such Indemnitee shall cooperate with such Indemnifying Party in a reasonable manner, and at the cost and expense of such Indemnifying Party, in prosecuting any subrogated right, defense or claim.

6.5.3	In the event of an Action in which the Indemnifying Party is not a named defendant, if either the Indemnitee or Indemnifying Party shall so request, the parties shall endeavor to substitute the Indemnifying Party for the named defendant, if at all practicable. If such substitution or addition cannot be achieved for any reason or is not requested, the named defendant shall allow the Indemnifying Party to manage the Action as set forth in this Clause, and the Indemnifying Party shall fully indemnify the named defendant against all costs of defending the Action (including court costs, sanctions imposed by a court, attorneys’ fees, experts fees and all other external expenses), the costs of any judgment or settlement, and the cost of any interest or penalties relating to any judgment or settlement.

6.6	Remedies Cumulative

The remedies provided in this Clause 6 shall be cumulative and shall not preclude assertion by any Indemnitee of any other rights or the seeking of any and all other remedies against any Indemnifying Party.

6.7	Survival of Indemnities

The rights and obligations of each of ESH and SIH and their respective Indemnitees under this Clause 6 shall survive the sale or other transfer by any party of any Shares, Purchased Assets or the assignment by it of any Assumed Liabilities; provided, however, that the indemnification obligations of ESH under Clause 6.3 shall terminate upon the dissolution of ESH.

7.	TERMINATION

7.1	Termination by Mutual Consent

This Agreement may be terminated at any time prior to the Closing Date by the mutual consent of ESH and SIH.

7.2	Effect of Termination

In the event of any termination of this Agreement, no party to this Agreement (or any of its directors, officers, members or managers) shall have any Liability or further obligation to any other party.

8.	INFORMATION; CONFIDENTIALITY

8.1	Access to Information

8.1.1	After the Closing, SIH shall have access during regular business hours to the documents and records that relate to ESH that are located in archives retained or maintained by ESH.

8.1.2	After the Closing, ESH shall provide, or cause to be provided, to SIH all financial and other data and Information as SIH determines necessary or advisable, including in order to prepare its financial statements and reports or filings with any Governmental Authority.

8.2	Cooperation

8.2.1	After the Closing, except in the case of an adversarial Action by one party against another party, each party hereto will use its commercially reasonable efforts to make available to each other party, upon written request, any books, records or other documents that may reasonably be required in connection with any Action in which the requesting party may from time to time be involved, regardless of whether such Action is a matter with respect to which indemnification may be sought hereunder. The requesting party shall bear all costs and expenses in connection therewith.

8.2.2	The parties shall cooperate and consult to the extent reasonably necessary with respect to any Actions.

8.2.3	If an Indemnifying Party chooses to defend or to seek to compromise or settle any Third Party Claim, the other party shall make available to such Indemnifying Party, upon written request then current directors, officers, employees, other personnel and agents of the party or its Affiliates as witnesses or to assist in the legal preparation of any such defense, compromise or settlement, and any books, records or other documents within its control, to the extent that any such person (giving consideration to business demands of such directors, officers, employees, other personnel and agents) or books, records or other documents may reasonably be required in connection with such defense, settlement or compromise, or such prosecution, evaluation or pursuit, as the case may be, and shall otherwise reasonably cooperate in such defense, settlement or compromise, or such prosecution, evaluation or pursuit, as the case may be.

8.3	Confidentiality

ESH agrees to hold, and to cause its respective directors, officers, employees, agents, accountants, counsel and other advisors and representatives to hold, in strict confidence all Information concerning SIH or its Affiliates that is either in its possession (including Information in its possession prior to the Closing) or furnished by SIH, its Affiliates or their respective directors, officers, managers, members, employees, agents, accountants, counsel and other advisors and representatives at any time pursuant to this Agreement or otherwise.

9.	GENERAL PROVISIONS

9.1	Expenses

Except as otherwise specified in this Agreement, all costs and expenses, including fees and disbursements of counsel and accountants, incurred by the parties hereto in connection with this Agreement and the transactions contemplated by this Agreement prior to and including the Closing shall be paid by SIH; provided that SIH shall not be required to reimburse ESH for any such costs paid by ESH prior to the Closing.

9.2	Notices

All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by an internationally recognized overnight courier service, by facsimile or registered or certified mail (postage prepaid, return receipt requested) to the respective parties hereto at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Clause 9.2):

9.2.1	if to ESH:

Endurance Specialty Holdings Ltd. Waterloo House 100 Pitts Bay Road Pembroke HM08 Bermuda Attn: Director and Head of Strategy and M&A Facsimile: 441-278-0401

if to SIH:

Sompo International Holdings Ltd. Waterloo House 100 Pitts Bay Road Pembroke HM08 Bermuda Attn: Director and Head of Strategy and M&A Facsimile: 441-278-0401

9.3	Public Announcements

No announcement or statement about this Agreement or the subject matter of, or any matter referred to in, this Agreement shall be made or issued before, on, or after the Closing by or on behalf of any of any party without the prior written approval of SIH, provided that nothing shall restrict the making by any party hereto (even in the absence of agreement by the other parties whose consent is required under this Clause 9.3) of any statement which may be required by law or called for by the requirements of any court order, law, regulation or relevant regulatory body or stock exchange.

9.4	Severability

If any provision in this Agreement is held to be illegal, invalid or unenforceable, in whole or in part, the provision shall apply with whatever deletion or modification is necessary so that the provision is legal, valid and enforceable and gives effect to the commercial intention of the parties. To the extent it is not possible to delete or modify the provision, in whole or in part, under this Clause 9.4 then such provision or part of it shall, to the extent that it is illegal, invalid or unenforceable, be deemed not to form part of this Agreement and the legality, validity and enforceability of the remainder of this Agreement shall, subject to any deletion or modification made under this Clause 9.4, not be affected.

9.5	Entire Agreement and Variation

This Agreement and the Ancillary Agreements contain the entire agreement and understanding of the parties and supersede all prior agreements, understandings or arrangements between the parties (both oral and written) relating to the subject matter of this Agreement and the other Ancillary Agreements.

Each of SIH and ESH agrees and acknowledges that, in entering into this Agreement, it is not relying on any representation, warranty or undertaking not expressly incorporated into it.

No variation, supplement, deletion or replacement of or from this Agreement or any of its terms shall be effective unless made in writing and signed by or on behalf of each party.

9.6	Assignment

Neither party may, without the prior written consent of the other party, assign, grant any security interest over, hold on trust or otherwise transfer the benefit of the whole or any part of this Agreement; provided that SIH may, without the consent of ESH, assign the benefit of this Agreement to any of its Affiliates.

9.7	Waiver

Any waiver of a breach of any of the terms of this Agreement or of any default hereunder shall not be deemed to be a waiver of any subsequent breach or default and shall in no way affect the other terms of this Agreement. Except as otherwise expressly provided in this Agreement or expressly agreed by the parties in writing, no failure to exercise and no delay on the part of any party in exercising any right, remedy, power or privilege of that party under this Agreement and no course of dealing between the parties shall be construed or operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights and remedies provided by this Agreement are cumulative and are not exclusive of any rights or remedies provided by law.

9.8	No Third Party Beneficiaries

A person who is not a party to this Agreement has no right to enforce any term of this Agreement, other than the persons specified in Clauses 6.1.1, 6.1.2, 6.2 and 6.3.

9.9	Governing Law

This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts executed in and to be performed in that State. All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any New York federal court sitting in the Borough of Manhattan of The City of New York, provided, however, that if such federal court does not have jurisdiction over such Action, such Action shall be heard and determined exclusively in any New York state court sitting in the Borough of Manhattan of The City of New York. Consistent with the preceding sentence, the parties hereto hereby (a) submit to the exclusive jurisdiction of any federal or state court sitting in the Borough of Manhattan of The City of New York for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated by this Agreement may not be enforced in or by any of the above-named courts.

9.10	Specific Performance

The parties hereto acknowledge and agree that the parties hereto would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached and that any non-performance or breach of this Agreement by any party hereto could not be adequately compensated by monetary damages alone and that the parties hereto would not have any adequate remedy at law. Accordingly, in addition to any other right or remedy to which any party hereto may be entitled, at law or in equity (including monetary damages), such party shall be entitled to enforce any provision of this Agreement by a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement without posting any bond or other undertaking. The parties hereto agree that they will not contest the appropriateness of specific performance as a remedy.

9.11	Counterparts

This Agreement may be entered into in any number of counterparts via PDF or other secure electronic means, all of which taken together shall constitute one and the same instrument. ESH and SIH may enter into this Agreement by executing any such counterpart.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Sompo International Holdings Ltd.

By:	/s/ John V. Del Col
Name: John V. Del Col
Title: Authorised Signatory

Endurance Specialty Holdings Ltd.

By:	/s/ Michael J. McGuire
Name: Michael J. McGuire
Title: Authorised Signatory